

August 16, 2010

Matthew C. Diamond
Chief Executive Officer
Alloy, Inc.
151 West 26th Street, 11th Floor
New York, NY 10001

> **Re:** **Alloy, Inc.**
> **Schedule 13E-3**
> **Filed on July 21, 2010**
> **File No. 005-58053**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on July 21, 2010**
> **File No. 000-26023**

Dear Mr. Diamond:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1. It appears that ZelnickMedia, Private Equity Direct Partnership II (QP), LP, Hudson River Co-Investment Fund, LP, NPE Caspian I B, LP, Rosemont Solebury Co-Investment Fund, LP, and Rosemont Solebury Co-Investment Fund (Offshore), LP are affiliates engaged, directly or indirectly, in the going private transaction. Please revise to include them as filing persons and to include all required disclosure. Alternatively, please advise us why this is not necessary. For guidance, refer to Question 101.02 of the

Division of Corporation Finance's Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3.

2.   Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be substantively and procedurally fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of Alloy, and this fact should be reflected in the disclosure. Alternatively, and to the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3. In addition, be sure that each new filer signs the Schedule 13E-3.

Introduction

3.   We note your statement in the last paragraph of this section that "none of the Filing Persons, including Alloy, takes responsibility for the accuracy of any information not supplied by such Filing Person." Because each of the Filing Persons is a signatory to the Schedule 13E-3, the language is inconsistent with the public disclosure otherwise made in the filing. Please revise to remove the apparent disclaimer that the filing parties do not bear responsibility, and thus are not subject to liability, for the disclosures made in the Schedule 13E-3 and proxy statement.

Exhibits, page 13

4.   We note that you have applied for confidential treatment for information contained in certain exhibits. Comments related to your request for confidential treatment will be provided under separate cover.

5.   We note the disclaimer on page 2 of Exhibit 99(c)(3) indicating that the Macquarie material is confidential to the person(s) to whom it is delivered and should not be copied or distributed, in whole or in part, or its contents disclosed by such person(s) to any other person. We note similar disclaimers in the Macquarie materials filed as exhibits 99(c)(3), 99(c)(4), 99(c)(5), 99(c)(6), and 99(c)(7). Please disclose, if true, that Macquarie has consented to use of their materials in the document.

Schedule 14A

6.   Please revise the proxy statement and form of proxy to clearly mark them as "Preliminary Copies." See Exchange Act Rule 14a-6(e)(1).

7.   Please complete all blanks in the filing.

Letter to Stockholders

8.   Please revise the third paragraph to clarify the impact that the merger will have on
        stockholders, they will cease to have any ownership interest in the company going
        forward.

Summary Term Sheet, page 1

Conditions to Closing the Merger, page2

9.   Refer to the first and second bullet point under this caption. Disclose the company's
        current Consolidated EBITDA and its cash and cash equivalents, and ensure that such
        information is up to date in the definitive proxy statement delivered to security holders.

Other Important Considerations, page7

10.   On page 8, revise to specifically list the employees that constitute the "Participating
        Employees." To the extent that any Participating Employee has not been included as a
        filing person, please tell us why you believe such person is not an affiliate engaged,
        directly or indirectly, in the going private transaction. For guidance, refer to Question
        201.05 of the Division of Corporation Finance's Compliance and Disclosure
        Interpretations of Going Private Transactions, Exchange Act Rule 13e-3, and Schedule
        13E-3. If you add any Participating Employee as a filing person, please refer to the
        guidance provided above in comment 2.

Special Factors, page 16

Background of the Merger, page 16

11.   Please revise your disclosure throughout this section to eliminate generic references to
        discussions or negotiations between the parties; instead, briefly describe the substance of
        those discussions and negotiations in more detail by identifying the persons involved,
        who initiated contact, and the conclusions drawn from each meeting. See Item 14(b)(7)
        of Schedule 14A and corresponding Item 1005 of Regulation M-A.

12.   On page 16, in the third paragraph of this section, you state that after Bidder A and the
        company completed some preliminary discussions and due diligence, you expected to
        receive an indication of interest from Bidder A for a going private transaction with the
        participation of senior management. Please clarify why you expected that any transaction
        would be structured as a going private transaction.

13.   We note that based on your expectation of receiving an indication of interest from
        Bidder A, you formed the special committee on November 16, 2009. You also selected
        the committee's advisors and both advisors made presentations to the committee on the
        same date. It appears that you were able to form the committee, select its advisors and
        receive their presentations on the same date. Please clarify the chain of events such that
        the committee was able to receive presentations on the date it was formed, and explain
        why it appears that the committee did not select its own advisors.

14.   We note that although the special committee was given authority to review, evaluate,
        negotiate, approve or disapprove agreements with potential buyers of the company, the
        negotiations were not conducted by the special committee, and the entire board appears to
        have held all meetings related to the discussions with various interested parties and to
        have received the presentations from the special committee's advisors. We also note the
        facts described above in comment 13 with respect to the selection of the special
        committee's advisors. Thus, explain the actual role of the special committee in the sale
        process.

15.   In the third full paragraph on page 17, you state that throughout the second half of
        November 2009 and early December 2009, Macquarie Capital held six separate due
        diligence meetings with Bidder A, in some instances with Bidder A's advisors and
        officers of Alloy, including Messrs. Diamond and Johnson and Les Morgenstein, chief
        executive officer of Alloy Entertainment. Revise throughout this section to clearly
        disclose whenever Messrs. Diamond, Johnson, and Morgenstein were present at each
        meeting.

16.   Refer to the third paragraph on page 18. Describe the topics discussed during the
        referenced dinner.

17.   Refer to the fifth paragraph on page 18. Describe the feedback given to ZM by
        Macquarie.

18.   On pages 18 and 19, you state that while Bidder A was no longer interested in pursuing
        an acquisition of Alloy, Bidder A did indicate an interest in exploring an investment in a
        joint venture with the company, but did not wish to acquire the company as a whole.
        Please describe the offer or indication of interest from Bidder A and explain when and
        how you determined not to further negotiate with Bidder A.

19.   We note your disclosure in the antepenultimate paragraph on page 19 that the special
        committee discussed various ranges of possible valuation of the company. Please revise
        to disclose the various ranges of possible valuation.

20.   In the fourth full paragraph on page 20, you state that during the April 22, 2010 special
        meeting of the board, the board discussed the challenges associated with remaining a
        public company in the context of a potential restructuring, and Mr. Graham led a

discussion on several alternative strategies for the board to consider. Please revise to explain what potential structures and strategies were considered by the board, and why the board chose not to adopt such options.

21.   Please revise to explain the concept of a "banking pre-call" as used in the third full paragraph of page 21.

22.   Revise the third full paragraph on page 22 to describe the results of the referenced meeting.

23.   In the antepenultimate paragraph on page 22, you state that Macquarie had informed ZM that the special committee was seeking $10 per share. Please revise to disclose the developments, discussions and specific views that led to the conclusion that $10.00 per share was viewed as an acceptable price per share for the unaffiliated stockholders. Also discuss how Mr. Graham determined that the offered price of $9.80 "was within an acceptable range."

24.   In the second paragraph on page 23, you state that on June 7, 2010, you sold substantially all of your assets used exclusively in your FrontLine Marketing division for approximately $36 million in cash, together with certain liabilities associated with such business, and that this transaction "satisfied one of the conditions described by ZM in its revised indication of interest letter of May 20th." Please provide us with a legal analysis of why this transaction was not the first step in a series of transactions with a reasonable likelihood, or a purpose of producing, either directly or indirectly, any of the effects described in Exchange Act Rule 13e-3(a)(3)(ii).

25.   Revise this section generally to describe all negotiations with members of management relating to the rollover of their equity and their new employment agreements.

Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger, page 24

Merger Consideration, page 26

26.   The third bullet point indicates that in reaching its determination regarding fairness to unaffiliated stockholders, the special committee considered that "[y]our board of directors determined that this offer was the most feasible and financially favorable transaction for [y]our stockholders." Please explain how this is possible, given that the special committee approved the transaction prior to submitting it to the company's board of directors, who then expressly adopted the special committee's conclusion and analysis regarding the fairness of the transaction.

27.   The fourth bullet point states that the special committee considered the market price performance of the company's common stock relative to those of other companies in the

industries in which the company participates. Please revise to include a more detailed discussion of the companies considered and how this supported the special committee's conclusion regarding fairness to unaffiliated stockholders.

Prospects in Remaining Independent, page 26

28. Please explain how the market price of your shares was "adjusted for present value," as disclosed in the last bullet point on page 26.

Terms of the Merger Agreement and Voting Agreement, page 27

29. The fourth bullet point on page 27 states that in considering the fairness of the transaction to unaffiliated stockholders, the special committee considered that stockholders representing approximately 25% of the company's common stock outstanding as of the date of the merger agreement entered into the voting agreement. Please revise to disclose the percentage held by affiliates that have signed the Schedule 13E-3 and are parties to the voting agreement.

30. The ninth full bullet point on page 28 states that the financial and other terms and conditions of the merger agreement were the product of "arm's-length negotiations" between the special committee and its advisors, on the one hand, and Parent and its advisors, on the other hand. Please delete all references to "arm's-length negotiations." Such references are inappropriate in a going private transaction by affiliates.

Recommendation of Our Board of Directors, page 30

31. Please clarify the reason for each filing person to undertake the going private transaction at this time as opposed to other times in the company's operating history. See Item 1013(c) of Regulation M-A.

Opinion of Macquarie Capital, page 31

32. The final sentence of the second paragraph states that the summary of the opinion of Macquarie Capital set forth in this proxy statement is "qualified in its entirety by reference to the full text of the opinion." We note similar disclosure elsewhere in your proxy statement. Although you may include appropriate disclaimers concerning the nature of a summary generally, the summary must be complete in describing all material provisions. Please confirm your understanding.

33. We note your statement on page 31 that with respect to the financial projections of the company that were furnished to Macquarie Capital, Macquarie Capital assumed that such financial projections were reasonably prepared by the company on bases reflecting the best currently available estimates and good faith judgments of the future competitive, operating and regulatory environments and related financial performance of the company.

Please note that material information used by Macquarie Capital in formulating its data should be summarized in the filing. If such information was used, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether and how the board considered that the financial advisor's reliance upon those materials was reasonable. Please also confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to Macquarie Capital that it used to formulate its opinion, including the specific assumptions outlined in its fairness opinion and report.

Historical Stock Price Analysis, page 33

34.   Please revise to explain why Macquarie Capital used Volume-Weighted Average Price as part of its historical stock price analysis.

Sum-of –the-Parts Analysis, page 33

35.   Please revise to explain why Macquarie Capital used a sum-of-the-parts analysis based on the ratio of enterprise value to 2010 estimated EBITDA.

36.   Please revise to provide expanded disclosure concerning the methodology and criteria used in selecting these companies. Disclose whether the criteria were consistently applied and, if any company was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion.

37.   Please provide a more detailed explanation of how Macquarie Capital selected comparable multiples that reflected "as closely as possible the specific profile for each of Alloy businesses." Specifically address how this resulted in a blended multiples range used for the Media and Entertainment segment of 7.7x to 9.2x, and a blended multiples range used for the company's other businesses of 3.5x to 4.3x.

38.   In the final paragraph on page 35 and the first paragraph on page 36, explain why it is significant that the implied equity value represented a premium over the one month VWAP.

39.   Please revise the first paragraph on page 36 to explain how Macquarie Capital determined that a discount rate of fifty percent to the value attributable to the company's Entertainment business was appropriate.

Discounted Cash Flow Analysis, page 36

40.   Please disclose the financial projections used for this analysis or include a cross-reference to where the projections appear in the proxy statement.

41.   Please revise to explain why Macquarie Capital used perpetuity growth rates of 2.0%, 3.0% and 4.0% to calculate the net present value of the illustrative terminal value of the company for the fiscal year 2015 into perpetuity.

Leveraged Buy-Out Analysis, page 37

42.   Please revise to explain why Macquarie Capital believed that a leveraged buy-out analysis was significant for determining whether the transaction was fair to unaffiliated shareholders.

43.   In the first paragraph of this section, you state that Macquarie Capital assumed levels of debt financing and management equity grants consistent with its assessment of current market terms for middle market sponsor-backed transactions. Please revise to provide a more detailed discussion of the current market terms.

44.   Please revise to explain why Macquarie Capital used exit EBITDA multiples of 7.0x and 9.0x in its sensitivity analysis.

45.   Please revise to explain why the premium range over one month VWAP is significant.

Other, page 37

46.   We note your statement that although Macquarie Capital determined that there are no precedent transactions directly comparable to the merger, it did review certain recent media transactions and based upon certain financial metrics derived from these transactions concluded that each of the company's businesses is valued in the foregoing methodologies appropriately, taking into account size, growth, profitability and other factors that Macquarie Capital deemed relevant. Please revise to provide a more detailed discussion, including the transactions reviewed, details of the transactions, and what conclusion Macquarie reached.

General, page 38

47.   Please revise the final paragraph of this section to disclose the "substantial portion" of the fees payable to Macquarie Capital that is contingent upon completion of the merger.

Other Written Presentations by Macquarie Capital, page 39

48.   Please clarify what changed, specifically, between the April 8, 2010 presentation and the April 16, 2010 presentation.

Purpose and Reasons of the Buyer Filing Persons for the Merger, page 39

49.   Item 1013(d) of Regulation M-A requires a reasonably detailed discussion of the benefits
        and detriments of the transaction to the company, its affiliates and unaffiliated security
        holders, and the benefits and detriments must be quantified to the extent practicable.
        Further, the description must include, but not be limited to, the effect of the Rule 13e-3
        transaction on the affiliate's interest in the net book value and net earnings of the
        company in terms of both dollar amounts and percentages. Please revise the proxy
        statement to include this disclosure. See Instruction 2 and Instruction 3 to Item 1013 of
        Regulation M-A. Please note that this comment also applies to Messrs. Diamond,
        Johnson, and Morgenstein.

Position of the Buyer Filing Persons as to the Fairness of the Merger, page 40

50.   We note your disclosure on pages 43 and 45 that the Buyer Filing Persons and Messrs.
        Diamond, Johnson, and Morgenstein did not establish a pre-merger going concern value
        for your equity as a public company for the purpose of determining the fairness of the
        merger consideration to the unaffiliated stockholders because, following the merger, you
        will have a different capital structure. We also note that Macquarie Capital was able to
        use projected financial information provided by the company to conduct going concern
        analyses that supported the company's fairness determination. Please explain this
        apparent inconsistency.

51.   Please revise this section and the immediately following section to describe any potential
        negative factors considered by the filing persons in reaching their fairness determination.
        For example, did these filing persons consider the conflicts of interests present in the
        transaction? Did they consider the fact that there is no minority-of-the-majority voting
        condition and the voting agreements' effect on the security holder vote?

Certain Effects of the Merger, page 46

52.   Please revise your disclosure in the final paragraph on page 47 and the corresponding
        paragraph on page 59 to disclose the identity of the employees that will hold units in the
        Parent bonus pool.

Financing of the Merger, page 50

53.   Refer to sixth and ninth bullet points on page 51. Please disclose whether the lenders
        would have had an obligation to assert any Material Adverse Effect that occurred or was
        discovered between January 31, 2010 and the date of the proxy statement, or whether the
        ratios referred in the ninth bullet point were unsatisfactory as of the date of the proxy
        statement. Also, please describe all the ratios referenced and quantify them as of a date
        close to the date of the proxy statement. Finally, quantify the maximum leverage and

minimum fixed charge coverage ratios referenced in the last paragraph of this section on page 52.

Interests of the Company's Directors and Executive Officers in the Merger, page 54

54.   With respect to the New Management Arrangements (page 56), please describe how the new arrangements are different from the existing arrangements. Also, quantify the severance arrangements described on page 60.

Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders, page 60

55.   Please revise to discuss the federal tax consequences of the Rule 13e-3 transaction on the subject company and the other Rule 13e-3 filing persons. See Item 1013(d) of Regulation M-A.

Litigation Related to the Merger, page 63

56.   Please provide us with a copy of each complaint filed in the Court of Chancery of the State of Delaware.

Cautionary Statement Regarding Forward-Looking Statements, page 64

57.   We note that you are incorporating by reference from your most recent annual report on Form 10-K, and certain quarterly reports on Form 10-Q, and that these filings have advisory language regarding forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please revise this section to include disclosure stating that the safe harbor provisions in the Form 10-K and Forms 10-Q incorporated by reference into the proxy statement do not apply to any forward-looking statements the company makes in connection with the going private transaction. Please also refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction.

The Merger Agreement (Proposal No. 1), page 70

58.   We note your statement that the "terms and information in the merger agreement are not intended to provide any other public disclosure of factual information about Alloy, Parent or any of their respective subsidiaries or affiliates" and that "the representations and warranties were made solely for the benefit of the parties to the merger agreement and

were negotiated for the purpose of allocating contractual risk among the parties to the merger agreement rather than to establish matters as facts." Please revise to remove any potential implication that the merger agreement does not constitute disclosure under the federal securities laws. See Exchange Act Release No. 34-51283 (March 1, 2005).

59.   We note your statement that "information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement, may have changed since the date of the merger agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in or incorporated by reference into this proxy statement." Please confirm your understanding that you are responsible for considering whether additional specific disclosures of information regarding contractual provisions are required to make the statements included in the proxy statement not misleading.

Historical Selected Financial Data, page 95

60.   We note that you have incorporated your financial statements by reference, but have not included all of the summarized financial information specified in Item 1010(c) of Regulation M-A in the offering document, as required by Instruction 1 to Item 13 of Schedule 13E-3. For example, but without limitation, you do not appear to have disclosed current assets, noncurrent assets, current liabilities, and noncurrent liabilities. Please revise the proxy statement to provide all disclosure required by Item 1010(c) of Regulation M-A.

Projected Financial Information, page 97

61.   We note that you disclose the forecasts provided to Macquarie Capital in June 2010, but that Macquarie performed analyses prior to this date that would have required some projected financial information. Thus, please tell us whether you provided Macquarie with projected financial information other than the ones already disclosed. If so, please include all projections provided to Macquarie.

62.   Please disclose the approximate date on which the forecasts were last updated by management, and the key business and economic assumptions underlying the forecasts. Also, indicate what role, if any, any filing person played in formulating these forecasts.

Security Ownership of Certain Beneficial Owners and Management, page 100

63.   Please update this disclosure.

64.   We note in footnotes 9 and 10 the disclaimer of beneficial ownership "except to the extent of his pecuniary interest therein." Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

Where You Can Find More Information, page 106

65.   Please refer to the penultimate paragraph on page 106. Neither Rule 13e-3 nor Schedule
        13E-3 permit general "forward incorporation" of documents to be filed in the future.
        Rather, you must specifically amend your document to specifically list any such filings.
        Please revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of
all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

        In responding to our comments, please provide a written statement from each of the filing
persons acknowledging that:

   ·   the filing person is responsible for the adequacy and accuracy of the disclosure in the
       filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   ·   the filing person may not assert staff comments as a defense in any proceeding initiated
       by the Commission or any person under the federal securities laws of the United States.

        If you have questions or comments please contact me at (202) 551-3428. If you require
further assistance, you may contact Daniel F. Duchovny, Special Counsel, at (202) 551-3619.
You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at
the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Evan S. Jacobson
                                        Attorney-Advisor
                                        Office of Mergers & Acquisitions

cc: Via Facsimile (212) 715-8085
        Richard H. Gilden, Esq.
        Kramer, Levin, Naftalis & Frankel LLP